# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SpringBig Holdings, Inc., CIK 0001801602
CUSIP: 85021Q108
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 621 NW 53rd Street,, Suite 500,, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0001140361-22-024010
Filed by CIK 0001934211
Persons authorized to receive notices and communications: Jeffrey Harris, 621 NW 53rd Street, Ste. 500, Boca Raton, Florida (FL), 33487, (800) 772-9172

## Reporting persons
- Jeffrey Harris (CIK 0001934211): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,557,636; shared voting power 4,743,120; sole dispositive power 2,557,636; shared dispositive power 4,743,120; aggregate amount beneficially owned 7,300,756 (15.3% of the class)
  Comment: (1) This Schedule 13D is filed by Jeffrey Harris ("Mr. Harris") and Medici Holdings V, Inc. ("Medici Holdings", and together with Mr. Harris, the "Reporting Persons" and each a "Reporting Person"). Medici Holdings is an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris and for which Mr. Harris may be deemed to have investment discretion and voting power.
  
  (2) Includes 1,066,666 shares of Common Stock issuable to Mr. Harris upon conversion of 8% Senior Secured Convertible Promissory Notes due 2026 in the aggregate principal amount of $160,000 issued to Mr. Harris in a private placement pursuant to a note purchase agreement entered into by the Issuer and Mr. Harris and other purchasers party thereto, on January 23, 2024 (the "Convertible Notes"). The Convertible Notes are convertible into common stock at the option of the holders at any time prior to the last business day immediately preceding the maturity date at a conversion price of $0.15 per share, subject to adjustment.
  
  (3) Percentage ownership calculation is based on 46,315,018 shares of Common Stock outstanding as of November 13, 2024, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended September 30, 2024, filed on November 13, 2024 (the "Quarterly Report"), plus (i) 265,365 shares of Common Stock issuable upon the exercise of options by Mr. Harris and (ii) 1,066,666 shares of Common Stock issuable to Mr. Harris upon conversion of all of the Convertible Notes directly owned by Mr. Harris (without giving effect to any accrued and unpaid interest of 8% per annum that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date).
- Medici Holdings V, Inc. (CIK 0001933976): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 4,743,120; sole dispositive power 0; shared dispositive power 4,743,120; aggregate amount beneficially owned 4,743,120 (10.2% of the class)
  Comment: (1) This Schedule 13D is filed by Mr. Harris and Medici Holdings. Medici Holdings is an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris and for which Mr. Harris may be deemed to have investment discretion and voting power.
  
  (2) Percentage ownership calculation is based on 46,315,018 shares of Common Stock outstanding as of November 13, 2024, as reported in the Quarterly Report.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: SpringBig Holdings, Inc.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) to Schedule 13D is amended to add the text under the heading "Separation Agreement" in Item 6 below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to Schedule 13D is amended to add the following text:

On January 17, 2025, Mr. Harris sold $160,000 in aggregate principal amount of Convertible Notes inclusive of all accrued but unpaid interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) - (b) As of the date hereof, Mr. Harris beneficially owns 7,300,756 shares of Common Stock, which represents approximately 15.3% of the Common Stock issued and outstanding. This beneficial ownership consists of (a) 1,225,605 shares of Common Stock owned outright, (b) 4,743,120 shares held by Medici Holdings, (c) 265,365 shares of Common Stock underlying fully vested stock options and (d) 1,066,666 shares of Common Stock of the Issuer issuable to Mr. Harris upon conversion of the Convertible Notes. With respect to Mr. Harris, the ownership percentage reported is based on a denominator that is the sum of (i) 46,315,018 shares of Common Stock outstanding as of November 13, 2024, as reported in the Quarterly Report, (ii) 265,365 Common Shares issuable upon the exercise of options by Mr. Harris and (iii) 1,066,666 shares of Common Stock issuable to Mr. Harris upon conversion of all of the Convertible Notes directly owned by Mr. Harris (without giving effect to any accrued and unpaid interest of 8% per annum that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date).

As of the date hereof, Medici Holdings beneficially owns 4,743,120 shares of Common Stock, which represents approximately 10.2% of the Common Stock issued and outstanding, based on 46,315,018 shares of Common Stock outstanding as of November 13, 2024, as reported in the Quarterly Report.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a) - (b) As of the date hereof, Mr. Harris beneficially owns 7,300,756 shares of Common Stock, which represents approximately 15.3% of the Common Stock issued and outstanding. This beneficial ownership consists of (a) 1,225,605 shares of Common Stock owned outright, (b) 4,743,120 shares held by Medici Holdings, (c) 265,365 shares of Common Stock underlying fully vested stock options and (d) 1,066,666 shares of Common Stock of the Issuer issuable to Mr. Harris upon conversion of the Convertible Notes. With respect to Mr. Harris, the ownership percentage reported is based on a denominator that is the sum of (i) 46,315,018 shares of Common Stock outstanding as of November 13, 2024, as reported in the Quarterly Report, (ii) 265,365 Common Shares issuable upon the exercise of options by Mr. Harris and (iii) 1,066,666 shares of Common Stock issuable to Mr. Harris upon conversion of all of the Convertible Notes directly owned by Mr. Harris (without giving effect to any accrued and unpaid interest of 8% per annum that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date).

As of the date hereof, Medici Holdings beneficially owns 4,743,120 shares of Common Stock, which represents approximately 10.2% of the Common Stock issued and outstanding, based on 46,315,018 shares of Common Stock outstanding as of November 13, 2024, as reported in the Quarterly Report.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Amendment, each Reporting Person has not effected any transactions in the shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of each Reporting Person, no person other than such Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment adds the text set forth following the last paragraph in Item 6:

Convertible Notes - 2025 Notes Purchase Agreement

On January 17, 2025, Mr. Harris, as seller, entered into a notes purchase agreement (the "2025 Notes Purchase Agreement") with Shalcor Management Inc. (the "First Tranche Purchaser"), Green Room Investments Inc., (the "Second Tranche Purchaser"), and Mark Silver that provides for, among other things, (i) the sale immediately upon the execution of the 2025 Notes Purchase Agreement to the First Tranche Purchaser of Convertible Notes in the principal amount of $160,000 and term notes issued pursuant to the Note Purchase Agreement (the "Term Notes") in the principal amount of $40,000, inclusive of all accrued but unpaid interest, in consideration of the forgiveness of all amounts outstanding under a loan advanced by Mr. Silver to Mr. Harris and (ii) the conditional sale on February 28, 2025, to the Second Tranche Purchaser of Convertible Notes in the principal amount of $160,000 and Term Notes in the principal amount of $40,000, inclusive of all accrued but unpaid interest, for cash consideration of $200,000 (the "Second Tranche Closing"). Completion of the Second Tranche Closing is conditional upon the Issuer's retention of all customers generating at least $50,000 in average monthly revenue during the period beginning on October 1, 2024 and ending on December 31, 2024 (the "Key Customers"). The Second Tranche Purchaser may terminate the Second Tranche Closing if, prior to the Second Tranche Closing, any Key Customer terminates, or materially reduces the scope, volume, or terms of, such Key Customer's business relationship with the Issuer, or, in the discretion of the Second Tranche Purchaser, if any of the foregoing is reasonably likely to occur. Mr. Silver, a member of the Board, is also the President of Shalcor Management Inc.

Separation Agreement

On January 15, 2025 (the "Execution Date"), the Board of Directors of the Issuer (the "Board") and Mr. Harris reached an understanding regarding his decision to separate from the Issuer. On the Execution Date, the Company and Mr. Harris entered into a Separation and Release of Claims Agreement (the "Separation Agreement") pursuant to which the last day of service for Mr. Harris as the Chief Executive Officer of the Company will be the latest of (a) March 31, 2025, (b) if requested by the Board, the date of the first annual meeting of the shareholders of the Company held after the Execution Date and (c) if requested by the Board, the date of the filing with the SEC of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the "Separation Date"). Among other benefits, on the Separation Date, the Issuer is required to grant Mr. Harris 250,000 restricted stock units pursuant to its 2022 Long-Term Incentive Plan (the "Plan") subject to vesting on the earlier of the occurrence of a Change of Control (as defined in the Plan) and March 31, 2026. The Separation Agreement will have no effect on the Board service of Mr. Harris, and it is expected that following the Separation Date Mr. Harris will continue to serve on the Board as a non-executive member.

The foregoing summaries of the 2025 Notes Purchase Agreement and Separation Agreement do not purport to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
J. Notes Purchase Agreement, dated January 17, 2025, by and among Jeffrey Harris, as seller, Shalcor Management Inc., as first tranche purchaser, Green Room Investments Inc., as second tranche purchaser, and Mark Silver.

K. Separation and Release of Claims Agreement, dated as of January 15, 2025, by and between SpringBig, Inc., SpringBig Holdings, Inc. and Jeffrey Harris (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-40049) filed with the Securities and Exchange Commission on January 22, 2025).

https://www.sec.gov/Archives/edgar/data/1801602/000121390025005587/ea022821601ex10-1_springbig.htm

## Signatures
- Jeffrey Harris: /s/ Jeffrey Harris, Jeffrey Harris (01/22/2025)
- Medici Holdings V, Inc.: /s/ Jeffrey Harris, Jeffrey Harris/President (01/22/2025)